EXHIBIT 2

The following table sets forth the acquisitions of Common Shares by Cascade from January 3, 2006 through April 18, 2006. All of the acquisitions were effected on the New York Stock Exchange through brokers.

Date of Acquisition	Number of Shares	Average Price Per Share	Total Price (Including Brokers’ Commissions)
1/3/2006	30,900.00	$12.0538	$373,389.42
1/4/2006	62,400.00	$12.1877	$762,384.48
1/5/2006	36,100.00	$12.1868	$441,026.48
4/5/2006	20,000.00	$11.3905	$228,810.00
4/6/2006	30,700.00	$11.4296	$352,423.72
4/7/2006	35,000.00	$11.4034	$400,869.00
4/10/2006	15,700.00	$11.3596	$179,130.72
4/11/2006	31,400.00	$11.2925	$356,154.50
4/12/2006	31,100.00	$11.2917	$352,726.87
4/13/2006	22,800.00	$11.2667	$257,336.76
4/17/2006	28,100.00	$11.2537	$316,790.97
4/18/2006	25,000.00	$11.2685	$282,212.50